Exhibit (a)(1)(vi)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase (as defined below) and the related Letter of Transmittal (as defined below) and any amendments or supplements thereto. The Offer is not being made to (and no tenders will be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction. Purchaser (as defined below) may, in its discretion, take such action as it deems necessary to make the Offer to holders of Shares in any such jurisdiction in compliance with such applicable laws. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

and the Associated Rights to Purchase Capital Stock

of

HYPERION THERAPEUTICS, INC

at

$46.00 Net per Share

by

GHRIAN ACQUISITION INC.,

a wholly owned subsidiary of

Horizon Pharma, Inc.

An Indirect Wholly-Owned Subsidiary of

Horizon Pharma Public Limited Company

Ghrian Acquisition Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Horizon Pharma, Inc., a Delaware corporation (“Parent”) and a wholly owned subsidiary of Horizon Pharma plc, is offering to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Hyperion Therapeutics, Inc., a Delaware corporation (“Hyperion”), that are issued and outstanding at a price of $46.00 per Share, net to the seller in cash (the “Offer Price”), without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated April 9, 2015 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related letter of transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). Tendering stockholders who have Shares registered in their names and who tender directly to Computershare Trust Company, N.A. (the “Depositary”) will not be obligated to pay brokerage fees, commissions or, except as set forth in the Letter of Transmittal, stock transfer taxes on the sale of Shares to Purchaser pursuant to the Offer. Stockholders with Shares held in street name by a broker, dealer, commercial bank, trust company or other nominee should consult with their nominee to determine if they will be charged any service fees or commissions.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:01 AM (NEW YORK CITY TIME) ON MAY 7, 2015, UNLESS THE OFFER IS EXTENDED.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of March 29, 2015, by and among Parent, Purchaser and Hyperion (as it may be amended or supplemented from time to time in accordance with its terms, the “Merger Agreement”), pursuant to which, immediately following the time Purchaser accepts, for the first time, for payment Shares validly tendered and not properly withdrawn pursuant to the Offer (the “Offer Acceptance Time”) and subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, Purchaser will merge with and into Hyperion (the “Merger”), with Hyperion continuing as the surviving corporation in the Merger and as a wholly owned subsidiary of Parent. Because the Merger will be governed by Section 251(h) of the General Corporation Law of the State of Delaware (“DGCL”), no stockholder vote will be required to consummate the Merger. At the effective time of the Merger, each Share then outstanding (other than Shares (i) held by Hyperion as treasury stock, (ii) held by Parent, Purchaser or any other wholly owned subsidiary of Parent or (iii) held by a Hyperion stockholder who is entitled to demand and properly demands appraisal for such Shares in accordance with Section 262 of the DGCL, and in the case of (i) and (ii), such Shares will be cancelled and will cease to exist, and no consideration will be delivered in exchange therefor) will be converted into the right to receive the Offer Price, net in cash, without interest (less any required withholding taxes). Under no circumstances will interest be paid with respect to the purchase of Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in making payment for Shares. As a result of the Merger, the Shares will cease to be publicly traded and Hyperion will become directly wholly owned by Parent. The Merger Agreement is more fully described in the Offer to Purchase.

The Offer is conditioned upon: (i) there being validly tendered and not validly withdrawn prior to 12:01 am (New York City time) on May 7, 2015 (the “Expiration Time,” unless the period during which the Offer is open is extended in accordance with the Merger Agreement, in which event “Expiration Time” will mean the latest time and date at which the Offer, as so extended by Purchaser, will expire and the date on which the Expiration Time occurs is referred to herein as the “Expiration Date”) that number of Shares (excluding Shares tendered pursuant to procedures for guaranteed delivery and not actually delivered prior to the Expiration Time) that represent one more than 50% of the sum of (A) the total number of Shares outstanding at the time of the expiration of the Offer plus (B) the aggregate number of Shares issuable to holders of options and/or warrants to purchase Shares from which Hyperion has received notices of exercise prior to the consummation of the Offer (and as to which Shares have not yet been issued to such exercising holders of options and/or warrants) (the “Minimum Condition”), (ii) the expiration or termination of any applicable waiting period relating to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (iii) completion of the fifteen (15) consecutive business day marketing period (as defined in the Offer to Purchase), (iv) either (A) the receipt of proceeds by Parent (either directly or through its subsidiaries) under a debt commitment letter from Citigroup Global Markets Inc. and Jefferies Finance LLC (collectively, the “Debt Commitment Parties”) or (B) the Debt Commitment Parties (or alternative financing providers) shall have definitively and irrevocably confirmed in writing to Parent and Purchaser that the debt financing (or an alternative financing) shall be available at the Offer Acceptance Time on the terms set forth in the debt commitment letter (or other alternative financing commitments) subject only to the satisfaction of the other Offer Conditions (the “Financing Proceeds Condition”), (v) the absence of a material adverse effect on Hyperion and (vi) certain other customary conditions as described in the Offer to Purchase.

THE BOARD OF DIRECTORS OF HYPERION UNANIMOUSLY RECOMMENDS THAT YOU

TENDER ALL OF YOUR SHARES PURSUANT TO THE OFFER.

After careful consideration, the board of directors of Hyperion (the “Hyperion Board”) has unanimously (i) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are advisable, fair to and in the best interests of Hyperion and its stockholders; (ii) approved the execution, delivery and performance by Hyperion of the Merger Agreement and the consummation of the transactions, including the Offer and the Merger and declared advisable the Merger Agreement and the transactions contemplated hereby and thereby, including the Offer and the Merger on the terms and subject to the conditions set forth therein; (iii) agreed that the

Merger Agreement would be subject to Section 251(h) of the DGCL and (iv) resolved to recommend that Hyperion’s stockholders accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, to the extent applicable, adopt and approve the Merger Agreement and approve the Merger.

The Offer to Purchase, the Letter of Transmittal and Hyperion’s Solicitation/Recommendation Statement on Schedule 14D-9 (which contains the recommendation of the Hyperion Board and the reasons therefor) contain important information. Stockholders should carefully read these documents in their entirety before making a decision with respect to the Offer.

If at midnight, New York City time, on the Expiration Date or any subsequent date as of which the Offer is scheduled to expire, any Offer Condition is not satisfied or, to the extent waivable in accordance with the terms thereof, has not been waived by Purchaser or Parent, Purchaser will extend the offer and its Expiration Date for one or more periods, in consecutive increments of up to ten business days each, the length of each such period to be determined by Parent in its sole discretion (or such longer period as Parent and Hyperion may mutually agree) to permit such Offer Condition to be satisfied. Purchaser shall have the right in its sole discretion to extend the Offer beyond any then-scheduled expiration of the Offer for one or more consecutive increments of up to five business days each, the length of each such period to be determined by Parent in its sole discretion (or such longer period as Parent and Hyperion may mutually agree) to the extent (A) Parent and Purchaser shall have waived the Financing Proceeds Condition, (B) all of the Offer Conditions other than the Financing Proceeds Condition have been satisfied or waived and (C) the debt financing has not actually been received by Purchaser or Parent, and the lenders party to the Debt Commitment Letter have not definitively and irrevocably confirmed in writing to Parent and Purchaser that the debt financing is an amount sufficient (together with cash available to Parent) to consummate the Offer and the Merger will be available at the anticipated Offer Acceptance Time on the terms and conditions set forth in the Debt Commitment Letter and subject only to the satisfaction of the Offer Conditions. In addition, if (A) the Financing Proceeds Condition has been satisfied or waived less than five business days prior to the then-scheduled expiration of the Offer and (B) all of the other Offer Conditions have been satisfied or waived at the then scheduled expiration of the Offer, then Purchaser and Parent shall have a one-time right to extend the Offer for a period of up to five business days; provided, that in no event shall Purchaser (1) be required to extend the Offer beyond the earliest to occur of (x) September 30, 2015 and (y) the valid termination of the Merger Agreement or (2) be permitted to extend the Offer beyond September 30, 2015 without the prior written consent of Hyperion.

Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof. Without limiting the manner in which Parent and Purchaser may choose to make any public announcement, Parent and Purchaser will have no obligation (except as otherwise required by applicable law) to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service. In the case of an extension of the Offer, Parent and Purchaser will make a public announcement of such extension no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Time.

There will not be a subsequent offering period for the Offer. Pursuant to the Merger Agreement, subject to the satisfaction of the Minimum Condition and the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, Purchaser, Parent and Hyperion will take all necessary and appropriate action to cause the Merger to become effective immediately following the Offer Acceptance Time. Because the Merger will be governed by Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger. Subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Purchaser, Parent and Hyperion have agreed to cause the Merger to become effective immediately following the Offer Acceptance Time.

Upon the terms and subject to the conditions of the Offer, Purchaser will accept for payment and pay for all Shares validly tendered and not properly withdrawn prior to the Expiration Time. Notwithstanding the foregoing, Purchaser reserve the right, in our sole discretion and subject to applicable law, to delay the acceptance for payment or payment for Shares until satisfaction of all conditions to the Offer that are dependent upon the receipt of governmental or regulatory approvals

Purchaser will pay for Shares accepted for payment pursuant to the Offer by depositing the Offer Price with the Depositary, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. Purchaser will pay for Restricted Shares directly upon the applicable vesting date or date when the applicable restrictions terminate, if the holder remains in service to Parent, Hyperion or any of their respective affiliates, through such date. Other than with respect to Restricted Shares, upon the deposit of such funds with the Depositary, our obligation to make such payment shall be satisfied, and tendering stockholders must thereafter look solely to the Depositary for payment of amounts owed to them by reason of the acceptance for payment of Shares pursuant to the Offer. Parent’s and Purchaser’s obligation to make payments with respect to the Restricted Shares shall be satisfied upon payment thereof or upon the occurrence of a forfeiture event with respect thereto.

In all cases, payment for Shares accepted for payment will be made only after timely receipt by the Depositary of (i) certificates for such Shares (or of a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Depository Trust Company (the “Book-Entry Transfer Facility”); provided that, with respect to restricted shares held in a nominee account by the Depositary, the Depositary shall be deemed to have been received the applicable certificates upon delivery of the properly completed and duly executed Letter of Transmittal, as set forth herein, (ii) a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), with any required signature guarantees (or in connection with a book-entry transfer, a message transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a book-entry confirmation stating that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such book-entry confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce that agreement against the participant) and (iii) any other required documents. For a description of the procedure for tendering Shares, see the Offer to Purchase. Accordingly, payment may be made to tendering stockholders at different times if delivery of the Shares and other required documents occurs at different times. Under no circumstances will Purchaser pay interest on the consideration paid for Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in making such payment.

All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us in our sole discretion. Purchaser reserves the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in the opinion of our counsel, be unlawful.

Shares tendered by a notice of guaranteed delivery will not be deemed validly tendered for purposes of satisfying the Minimum Condition unless and until Shares underlying such notice of guaranteed delivery are delivered to the Depositary.

Hyperion has provided us with its stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. We will send the Offer to Purchase, the Letter of Transmittal and other related documents to record holders of Shares and to brokers, dealers, banks, trust companies and other nominees whose names appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The receipt of cash as payment for the Shares pursuant to the Offer or pursuant to the Merger will be a taxable transaction for United States federal income tax purposes. For a summary of the material United States federal income tax consequences of the Offer and the Merger, see the Offer to Purchase. Each holder of Shares should consult its or his or her own tax advisor regarding the United States federal income tax consequences of the Offer and the Merger to it in light of its, his or her particular circumstances, as well as the income or other tax consequences that may arise under the laws of any United States local, state or federal or non-United States taxing jurisdiction and the possible effects of changes in such tax laws.

The information required to be disclosed by Rule 14d-6(d)(1) under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

Questions and requests for assistance may be directed to Georgeson Inc., the information agent for the Offer (the “Information Agent”), at the address and telephone number set forth below. In addition, requests for additional copies of the Offer to Purchase, the Letter of Transmittal, the notice of guaranteed delivery and other tender offer materials may be directed to the Information Agent. Such copies will be furnished promptly at Purchaser’s expense. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

Except as set forth in the Offer to Purchase, neither Purchaser nor Parent will pay any fees or commissions to any broker or dealer or any other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies or other nominees will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding the Offer materials to their customers.

The Information Agent for the Offer is:

480 Washington Boulevard, 26th Floor

Jersey City, NJ 07310

Stockholders, Banks and Brokers

Call Toll Free: (866) 856-2826

April 9, 2015

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